BY EDGAR TRANSMISSION

March 16, 2010

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-164920

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on Wednesday, March 10th. Changes in response to staff comments will be made by the Registrant in a pre-effective N-14/A filing for the Proxy Statement/Prospectus related to the
Reorganization of the High-Quality Intermediate Term Bond Fund into the Bond Market Index
Fund.

Comment 1. Disclose the payback period of the reorganization costs and include disclosure as to why the Acquiring Fund will be paying such costs.

Response. The requested disclosure has been added.

Comment 2. Include the percentage of target fund portfolio securities that will be disposed of in the Reorganization.

Response. The requested disclosure has been added.

Comment 3. Include a description of the sales charges that are included in the purchase of J shares.

Response. The requested disclosure has been added.

Comment 4. In the “Annual Fund Operating Expenses” table, explain why the “Other Expenses”
in the pro-forma disclosure for Institutional class shares differs significantly from the “Other
Expenses” of the Acquired Fund.

Response. The majority of “Other Expenses” are fixed expenses. The asset size of the
Institutional Class shares of the Acquiring Fund is expected to be substantially larger than that of the Acquired Fund, thus reducing the ration of “Other Expenses” to average net assets.

Comment 5. In a footnote to the Annual Fund Operating Expenses table, disclose that the
Acquired Fund will pay the expenses associated with the Reorganization

Response. The requested disclosure has been added.

Comment 6. Remove references to Class B shares in the introductory paragraph to the “Examples”
table.

Response. The reference has been removed.

Comment 7. Double check the calculations for the J class shares in the “Examples” table.

Response. The examples have been updated.

Comment 8. In the section titled, “Reasons for the Reorganization”, include additional disclosure as to why the Reorganization is being proposed.

Response. The requested disclosure has been added.

Comment 9. Explain what NAV was used in the “Capitalization” table to arrive at the pro-forma
NAV for the Class J shares given the fact that the Acquiring Fund has not issued Class J shares.

Response. A footnote has been added to the Capitalization table indicating the NAV of
Institutional Class shares was used in determining the NAV for the Class J shares.

Comment 10. Please remove reference to Mellon Capital Management Corporation’s composite performance information.

Response. The disclosure has been removed.

Comment 11. Include accounting survivor analysis for the Reorganization.

Response. In connection with the Reorganization, Principal Management Corporation
(“PMC”) has determined that, because combined High Quality Intermediate-Term Bond Fund
(“HQB”)- Bond Market Index Fund (“BMI”) will, post-Reorganization, more closely resemble
BMI pre-Reorganization than HQB, BMI will be the accounting survivor of the Reorganization.
As such, BMI post-Reorganization will maintain the performance history of BMI at the closing of the Reorganization.

Accounting Survivor

The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the
Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. HQB is advised by Principal Global Investors, LLC (“PGI”)
while BMI is advised by Mellon Capital Management Corporation (“MC”). MC will continue to serve as the investment adviser to BMI after the Reorganization. The MC portfolio managers that are currently primarily responsible for the day-to-day management of BMI will continue to be primarily responsible for the day-to-day management post-Reorganization of BMI.

Portfolio Composition: The portfolio composition strategies and techniques of BMI post-
Reorganization will be the strategies and techniques of BMI pre-Reorganization, resulting in a portfolio composition more like that of BMI pre-Reorganization than that of HQB.

Investment Objectives, Policies and Restrictions: The investment objective of HQB and
BMI are the same in that they both seek to provide current income. The fundamental investment restrictions of each Fund are nearly identical; the difference being that BMI is permitted to participate in any future Principal Funds Inc. interfund lending program. Both invest primarily in fixed-income securities held in the Barclays Capital U.S. Aggregate Bond Index (the “Index”) with
BMI attempting to match the performance of the Index and HQB attempting to outperform the
Index. The principal difference between the Funds is that HQB is actively managed while BMI is passively managed. Further, as a principal strategy, the HQB may utilize derivatives. BMI may not use derivatives as a principal strategy. The investment policies of the BMI post-Reorganization will more closely resemble those of BMI pre-Reorganization.

Expense Structure: BMI has a lower expense structure than HQB. The expense structure of BMI will be the expense structure of BMI post-Reorganization.

Asset Size: As of January 15, 2010, BMI had net assets of $52,693,023.96 while HQB had net assets of $45,182,425.63.

Performance Survivor

The SEC staff has confirmed that in determining which fund's performance history to use in connection with a fund merger, the attributes of the surviving or new fund and the predecessor fund should be compared to determine which fund the surviving or new fund most closely resembles.[1]

[1] See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

Among other factors, funds should compare the funds’ respective investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.
The SEC has stated that, generally, the fund whose historical performance may be used by a new or surviving fund is the fund that is the survivor of a business combination for accounting purposes,
i.e., the fund whose financial statements are carried forward. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of BMI.

Conclusion

In conclusion, following the Reorganization, BMI will be the accounting and performance survivor.

Comment 12. Appropriately revise the pro-forma financials narrative as advised .

Response. The disclosure has been properly revised.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.